

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Cameron Chell
Chief Executive Officer
Draganfly Inc.
2108 St. George Avenue
Saskatoon, Saskatchewan, Canada S7M 0K7

> **Re: Draganfly Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 20, 2020**
> **File No. 024-11239**

Dear Mr. Chell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed August 20, 2020

Risk Factors, page 11

1. We note your new disclosure on page F-69 about the amount of goodwill as of December 31, 2019. Please include a risk factor to highlight the risks concerning goodwill, such as impairment.

Securities Being Offered, page 51

2. Please tell us with specificity where you revised the disclosure in response to prior comment 2. Please revise to include the disclosure regarding your units and warrants required by Item 14 of Form 1-A.

Exhibits

3. We note your response to prior comment 3. Please tell us why the qualifications in (a) and (b) of Section 5 are necessary and appropriate for the opinion.

 You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Rebecca G. DiStefano, Esq.